Filed Pursuant to Rule 424(b)(3)
Registration No. 333-254931

INVESCO REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 12 DATED NOVEMBER 15, 2021
TO THE PROSPECTUS DATED MAY 14, 2021

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Invesco Real Estate Income Trust Inc., dated May 14, 2021 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the "Company," "we," "us," or "our" refer to Invesco Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:
•to provide an update on our portfolio;
•to disclose the transaction price for each class of our common stock as of December 1, 2021;
•to disclose the calculation of our October 31, 2021 NAV per share for all share classes;
•to disclose the commencement of a private offering of Class E shares;
•to update the description of MassMutual's automatic repurchase rights;
•to update contact information for our transfer agent; and
•to provide an update on the status of our public offering.
Portfolio Update

For the month ended October 31, 2021, the Company’s Class I NAV per share increased 0.56% from $29.61 as of September 30, 2021 to $29.77 as of October 31, 2021.1 This change is primarily driven by the performance of our healthcare investments, with growth in occupancy and rental rates, and by capital market appreciation. In addition, the Company invested in a vertically-integrated retail operating platform, which focuses on acquiring and managing necessity-based retail throughout the country. Along with the platform investment, the Company invested in several general partnership stakes.
December 1, 2021 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of December 1, 2021 (and repurchases as of November 30, 2021) is as follows:

Transaction Price (per share)
Class T	$29.6871
Class S	$29.6871
Class D	$29.6871
Class I	$29.7704
Class E	$30.3798

1 INREIT’s Class T NAV per share increased from $29.52 to $29.69; Class S NAV per share increased from $29.52 to $29.69; Class D NAV per share increased from $29.52 to $29.69; and Class E NAV per share increased from $30.14 to $30.38.

The December 1, 2021 transaction price for each of our share classes is equal to such class’s NAV per share as of October 31, 2021. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.
October 31, 2021 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.inreit.com and is made available on our toll-free, automated telephone line at 833-834-4924. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised quarterly by Capright or other third party appraisal firms engaged by Capright in accordance with our valuation guidelines and any appraisal performed by a firm other than Capright will be reviewed for reasonableness by Capright. We have included a breakdown of the components of total NAV and NAV per share for October 31, 2021.

Our total NAV presented in the following tables includes the aggregate NAV of our Class T, Class S, Class D, Class I, Class E and Class N shares. The following table provides a breakdown of the major components of our total NAV as of October 31, 2021:

$ in thousands, except share data
Components of NAV	October 31, 2021
Investments in real estate	$319,167
Investments in real estate-related securities	5,078
Investments in unconsolidated entities	132,846
Cash and cash equivalents	4,551
Restricted cash	2,982
Other assets	1,766
Mortgage notes and revolving credit facility	(186,374)
Other liabilities	(4,204)
Accrued performance participation allocation	(2,541)
Non-controlling interests in joint-ventures	(2,969)
Net asset value	$268,269
Number of outstanding shares of common stock	8,925,509
The following table provides a breakdown of our total NAV and NAV per share by class as of October 31, 2021:

$ in thousands, except share data
NAV Per Share	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class E Shares	Class N Shares	Total
Net asset value	$3	$3	$3	$15	$29,141	$239,104	$268,269
Number of outstanding shares of common stock	91	91	91	502	959,238	7,965,496	8,925,509
NAV Per Share as of October 31, 2021	$29.6871	$29.6871	$29.6871	$29.7704	$30.3798	$30.0175

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the October 31, 2021 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Healthcare	6.1%	5.3%
Office	6.5%	5.5%
Multifamily	6.3%	5.0%
Industrial	6.1%	5.0%
These assumptions are determined by Capright and reviewed by the Adviser. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Healthcare Investment Value	Office Investment Values	Multifamily Investment Values	Industrial Investment Values
Discount Rate	0.25% decrease	2.0%	2.0%	1.9%	2.0%
(weighted average)	0.25% increase	(1.9)%	(2.0)%	(1.9)%	(2.0)%
Exit Capitalization Rate	0.25% decrease	3.2%	3.2%	3.3%	3.5%
(weighted average)	0.25% increase	(2.9)%	(2.9)%	(3.0)%	(3.2)%
Private Offering of Class E Shares
The following disclosure modifies the disclosure in the section of the Prospectus entitled “Description of Capital Stock — Class E Shares” and all related disclosures in the Prospectus.
Private Offering of Class E Shares
We are conducting a private offering of up to $20.0 million in Class E shares of our common stock. We are offering shares of our common stock for sale in the private offering only to certain employees of the Adviser or its affiliates that are “accredited investors,” as that term is defined under the Securities Act and Regulation D promulgated thereunder. Our Class E shares have been, and will continue to be, sold at a price per Class E share equal to our NAV per Class E share. As of the date hereof we have received aggregate gross offering proceeds of approximately $2.2 million from the sale of Class E shares in the private offering.
The following disclosure modifies the disclosure in the section of the Prospectus entitled “Plan of Distribution” and all related disclosures in the Prospectus.
On November 1, 2021, certain individuals who are associated persons of the Dealer Manager purchased in a private offering exempt from registration an aggregate of 48,126 Class E shares at a price of at $30.1371 per share, which is equal to the November 1, 2021 transaction price per Class E share in this offering. Under FINRA Rule 5110, these Class E shares purchased by such individuals are each an item of value that is deemed by FINRA to be included in the total underwriting compensation for this offering. Any difference between the purchase price paid by such individuals and the public offering price of such Class E shares would be included when calculating the underwriting compensation for the purposes of the 10% compensation cap under FINRA Rule 2310.
MassMutual Automatic Repurchase Rights
The following disclosure modifies the disclosure in the section of the Prospectus entitled “Description of Capital Stock — Class N Shares” and all related disclosures in the Prospectus.
Pursuant to the Subscription Agreement, we will repurchase MassMutual Shares on a monthly basis at a price per share equal to the NAV per Class N share as of the last day of the month preceding the Determination Date (as defined below) until we have repurchased at least $200 million of MassMutual Shares. In any month, MassMutual may elect to forego the next monthly repurchase.

The aggregate amount (based upon aggregate repurchase price) of MassMutual Shares that we are required to repurchase in any month will be equal to (a) the sum of 100% of monthly net proceeds to us from the sale of shares of common stock to Invesco Global Property Plus Fund, a sub-fund of Invesco Global Real Estate Fund FCP-RAIF (the "IGP+ Fund"), which is managed by an affiliate of the Adviser, as of the Determination Date, plus (b) between 50% and 100% (in our discretion) of the monthly net proceeds to us from the sale of shares of common stock to persons other than the IGP+ Fund as of the Determination Date, except that we will not be required to repurchase more than $70 million (based upon aggregate repurchase price) of MassMutual Shares during any Fundraising Period. "Fundraising Period" means each of (1) the period beginning on May 14, 2021, and ending on May 31, 2022, (2) the period beginning June 1, 2022 and ending on May 31, 2023, and (3) the period beginning on June 1, 2023 and ending on May 31, 2024. "Determination Date" means the date that is five business days prior to the first calendar day of the month in which the repurchase occurs.

In our sole discretion, we may repurchase an amount (based upon the aggregate repurchase price) of MassMutual Shares that exceeds $70 million in any Fundraising Period. We will not be required to repurchase more than $200 million (based upon the aggregate repurchase price paid by us) in MassMutual Shares over the course of the three Fundraising Periods.

At all times, we will limit monthly repurchases as necessary to ensure that the aggregate NAV of MassMutual Shares is not less than $50 million.
Transfer Agent Contact Information
The following disclosure modifies the disclosure in the section of the Prospectus entitled “Prospectus Summary” and all related disclosures in the Prospectus.
If you have more questions about this offering, if you would like additional copies of this prospectus, or if you would like to make a repurchase request in writing, you should contact your financial adviser or our transfer agent:

INREIT c/o DST Systems
PO Box 219164
Kansas City, MO 64121

Overnight Address:
INREIT c/o DST Systems
430 W 7th St. Suite 219164
Kansas City, MO 64105
Toll Free Number: 833-834-4924
Status of our Public Offering
We are currently offering on a continuous basis up to $3.0 billion in shares of common stock, consisting of up to $2.4 billion in shares in our primary offering and up to $0.6 billion in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we have issued and sold in our public offering (1) 1,990,919 shares of our common stock (consisting of 91 Class T shares, 91 Class S shares, 91 Class D shares and 1,990,646 Class E shares) in the primary offering for total proceeds of $58.5 million and (2) 2,490 shares of our common stock (consisting of 504 Class I shares and 1,986 Class E shares) pursuant to our distribution reinvestment plan for a total value of approximately $71,000. As of October 31, 2021, our aggregate NAV was $268.3 million. We intend to continue selling shares in our public offering on a monthly basis.